

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 1, 2009

Gerard A. Herlihy
Ener1, Inc.
Chief Financial Officer
1540 Broadway, Suite 25C
New York, New York 10036

> **Re:** **Ener1, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-34050**

Dear Mr. Herlihy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief